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                                      Filed by SmartForce Public Limited Company
                                   pursuant to Rule 425 under the Securities Act
                                            of 1933 and deemed filed pursuant to
                           Rule 14a-12 under the Securities Exchange Act of 1934
                                          Subject Company: SkillSoft Corporation
                                                   Commission File No. 000-28823

     On June 12, 2002, SmartForce filed the following information under cover of Form 8-K related to the planned merger between SkillSoft Corporation and a wholly owned subsidiary of SmartForce:

ITEM 5. Other Events

     On June 10, 2002, SmartForce PLC (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among the Company, Slate Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of the Company ("Merger Sub"), and SkillSoft Corp., a Delaware corporation ("SkillSoft). Pursuant to the Merger Agreement, Merger Sub will be merged with and into SkillSoft with SkillSoft continuing as the surviving corporation and a wholly-owned subsidiary of the Company (the "Merger"). As a result of the Merger, each issued and outstanding share of Common Stock, par value $0.001 per share, of SkillSoft ("SkillSoft Common Stock") will be automatically converted into the right to receive 2.3674 (the "Exchange Ratio") validly issued, fully paid and nonassessable Company American Depositary Shares ("ADSs"). In addition, the Company will assume all options or other rights to purchase common stock of SkillSoft outstanding as of the Effective Time under SkillSoft's existing stock option plans, excluding SkillSoft's stock purchase plans, and each such option or other right to purchase common stock of SkillSoft will be or will later become exercisable for shares of the Company ADSs rather than shares of SkillSoft Common Stock, in a number adjusted to reflect the Exchange Ratio, and at an exercise price adjusted to reflect the Exchange Ratio. The consummation of the Merger is subject to the approval of the stockholders of the Company and SkillSoft, receipt of necessary approvals under United States and applicable foreign antitrust laws, effectiveness of the registration statement of SmartForce on Form S-4 as declared by the Securities and Exchange Commission and other customary closing conditions. The Merger is intended to be a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended. A copy of the Merger Agreement is attached as an exhibit to the Current Report on Form 8-K and is incorporated herein by reference.

ITEM 7. Financial Statements, Pro Forma Financial Information and Exhibits

     The Agreement and Plan of Merger for the merger was filed by SmartForce under cover of Form 8-K today and is incorporated by reference into this filing.

Additional Information And Where To Find It

     SmartForce intends to file a registration statement on Form S-4 in connection with the transaction, and SmartForce and SkillSoft intend to mail a joint proxy statement/prospectus to their respective stockholders in connection with the transaction. Investors and security holders of SmartForce and SkillSoft are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about SmartForce, SkillSoft and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) at the SEC's web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained from SmartForce or SkillSoft. SmartForce and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of SmartForce and SkillSoft in favor of the transaction. SkillSoft

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and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of SmartForce and SkillSoft in favor of the transaction. Information regarding SmartForce's executive officers is contained in SmartForce's Form 10-K for the year ended December 31, 2001, as amended, which is filed with the SEC. As of May 31, 2002, SmartForce's directors and executive officers beneficially owned approximately 4.5 percent of SmartForce's outstanding voting stock. Information regarding SkillSoft's executive officers is contained in SkillSoft's Form 10-K for the year ended January 31, 2002 and its proxy statement dated May 13, 2002, which are filed with the SEC. As of May 31, 2002, SkillSoft's directors and executive officers beneficially owned approximately 43 percent of SkillSoft's outstanding common stock. A description of employment agreements and other interests of the SmartForce and SkillSoft directors and officers will be available in the Registration Statement and the Join Proxy Statement/Prospectus.

     In addition to the registration statement on Form S-4 to be filed by SmartForce in connection with the transaction, and the joint proxy statement/prospectus to be mailed to the stockholders of SmartForce and SkillSoft in connection with the transaction, each of SmartForce and SkillSoft file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC's other public reference rooms. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by SmartForce and SkillSoft with the SEC are also available for free at the SEC's web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from SmartForce or SkillSoft.

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